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                                             As filed pursuant to Rule 424(b)(3)
                                             under the Securities Act of 1933
                                             Registration No. 333-44534


                            MRV COMMUNICATIONS, INC.

                                  COMMON STOCK

     The stockholders of MRV Communications, Inc. listed below in the section of this prospectus called "Selling Stockholders" are offering and selling up to 9,016,103 shares of MRV's common stock. Of those shares, the selling stockholders are offering

     - 8,130,548 shares that they own outright; and

     - 885,555 shares that are issuable upon exercise of outstanding options and warrants.

     The selling stockholders may offer their shares through public or private transactions, in or off the over-the-counter market in the United States, at prevailing market prices, or at privately negotiated prices. For details of how the selling stockholders may offer their MRV common stock, please see the section of this prospectus called "Plan of Distribution." MRV will not receive any proceeds from the sales of shares by the selling stockholders. MRV's common stock is quoted on the Nasdaq National Market under the symbol "MRVC." On September 6, 2000 the closing price of MRV's common stock on the Nasdaq National Market was $68.5625 per share.

     YOUR PURCHASE OF THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 5.

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the MRV shares offered or sold under this prospectus, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

               The date of this prospectus is September 6, 2000.
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                               TABLE OF CONTENTS

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
Where You Can Find More Information...    2
About MRV.............................    3
Recent Developments...................    3
Risk Factors..........................    5
Use of Proceeds.......................   13
Dividend Policy.......................   13

                                        PAGE
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
Price Range of Common Stock...........   13
Selling Stockholders..................   14
Plan of Distribution..................   23
Legal Matters.........................   24
Experts...............................   24

                      WHERE YOU CAN FIND MORE INFORMATION

     MRV files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document it files at the SEC's public reference room at 450 Fifth Street, N.W., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the SEC maintains an Internet site that contains MRV reports, proxy and information statements and other information at http://www.sec.gov.

     The SEC allows MRV to "incorporate by reference" the information it files with it, which means that MRV can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus, and later information that MRV files with the SEC will automatically update and supersede this information. MRV incorporates by reference the documents listed below. MRV also incorporates by reference any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares. This prospectus is part of a registration statement that MRV has filed with the SEC (Registration Nos. 333-44534).

     - MRV's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 31, 2000, as amended by its Form 10-K/A filed with the SEC on July 19, 2000.

     - MRV's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the SEC on May 15, 2000, as amended by its Form 10-Q/A filed with SEC on July 19, 2000 and MRV's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the SEC on August 14, 2000.

     - MRV's Current Reports on Form 8-K filed with the SEC on May 3, 2000, May 9, 2000 (as amended by its 8-K/A filed with the SEC on July 7, 2000), July 27, 2000 and August 4, 2000.

     - The description of the Common Stock contained in MRV's Registration Statement on Form 8-A filed with the SEC on June 8, 1992, as amended by its Form 8-A/A filed with the SEC on February 24, 1994, including any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing our Investor Relations Department us at the following address: MRV Communications, Inc., 20415 Nordhoff Street, Chatsworth, California 91311, or by fax at (818) 773-0906 or by telephone at (818) 773-0900. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. MRV has not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state that does not permit the offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.

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                                   ABOUT MRV

     Our core operations include the design, manufacture and sale of two groups of products:

     - optical networking and internet infrastructure products, primarily subscribers' management, network element management, and physical layer, switching and routing management systems in fiber optic metropolitan networks; and

     - fiber optic components for the transmission of voice, video and data across enterprise, telecommunications and cable TV networks.

     Our advanced optical networking and Internet infrastructure solutions greatly enhance the functionality of carrier and network service provider networks. Our fiber optic components incorporate proprietary technology, which delivers high performance under demanding environmental conditions.

     Our business units offer active optical components, optical networking and Internet infrastructure products, including network element management and physical layer management in fiber optic metropolitan networks. Our In-Reach product line manages Internet elements through secure remote monitoring of large service providers' sites. Our Optical Networks family of products consist of multi-layer traffic management: at Layer 1 with the Fiber Driver, at Layer 2 with the OptiSwitch and at Layer 3 and above, with the OSR8000, Linux Router. We complement our optical networking and Internet infrastructure products with a family of optical transmission components and modules designed for transmission over fiber optic cable. These products enable the transmission of voice, data, and video across fiber and are also used in optical fiber test equipment. Our products include discrete components, such as laser diodes and LEDs, and integrated components such as transmitters, receivers and transceivers. Our components are used in data networks, telecommunication transmission and access networks.

     We also create and manage growth companies in optical technology and Internet infrastructure. We have created several start-up companies and formed independent business units in the optical technology and Internet infrastructure area, including Zaffire, Inc (formerly known as New Access Communications), Charlotte's Networks Inc., Hyperchannel Ltd., Zuma Networks, Inc., RedC Optical Networks, Inc. and Optical Crossing, Inc.

     Our principal executive offices are located at 20415 Nordhoff Street, Chatsworth, California 91311. Our telephone number is (818) 773-9044 and our fax number is (818) 773-0906.

     In this prospectus, the terms "company," MRV, "we," "us," and "our" refer to MRV Communications, Inc., a Delaware corporation, and, unless the context otherwise indicates, "common stock" refers to the common stock, par value $0.0017 per share, of MRV.

     On May 11, 2000, we effected a two-for-one stock split of outstanding shares and an increase in our authorized common stock from 80,000,000 to 160,000,000 shares. The stock split entitled each stockholder of record at the close of business on May 11, 2000 to receive one additional share for every outstanding share of common stock held on that date. All share information in this prospectus gives effect to the two-for-one stock split.

                              RECENT DEVELOPMENTS

     Between April 1 and August 1, 2000, we have made several acquisitions, including the following:

     On April 24, 2000, we acquired approximately 97% of the outstanding capital stock of Fiber Optic Communications, Inc., or FOCI, a Republic of China corporation, which manufactures passive fiber optic components and has facilities in both Taiwan and the People's Republic of China. The purchase price we paid was approximately $310.4 million in cash, common stock and options to purchase our common stock.

     On July 12, 2000, we acquired virtually all of the outstanding capital stock of Quantum Optech Inc., or QOI, a Republic of China corporation, which manufactures active and passive fiber optic components.

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

The purchase price we paid was approximately $31.2 million in common stock and options to purchase our common stock.

     On July 12, 2000, we acquired the outstanding capital stock of Astroterra Corporation, a California corporation, which manufactures high-speed optical wireless communications products. The purchase price paid was approximately $159.3 million in common stock and options to purchase our common stock.

     On July 21, 2000, we acquired approximately 99.9% of the outstanding capital stock of Optronics International Corp., or OIC, a Republic of China corporation, which manufactures active fiber optic components. The purchase price we paid was approximately $103.2 million in common stock and options to purchase our common stock.

     In connection with the foregoing acquisitions and others we paid an aggregate of approximately $48.6 million in cash and issued 12,138,000 shares of our common stock and options to purchase an aggregate of 3,325,000 shares of our common stock at an weighted average exercise price of $3.00 per share. In addition, between January 1 and August 24, 2000 we have paid an aggregate of approximately $12.0 million in cash and issued an aggregate of 1,157,000 shares of our common stock in connection with investments we have made in our partner companies, including RedC Optical Networks, Inc., Optical Crossing, Inc., Charlotte's Networks, Inc. and Zaffire, Inc.

     We have agreed to contribute the capital stock of FOCI, QOI and OIC to our wholly owned subsidiary, Luminent, Inc. On July 26, 2000, Luminent filed a registration statement with the Securities and Exchange Commission for the initial public offering of its common stock. We have announced that we currently plan, within six to 12 months after Luminent's initial public offering, to distribute all of the shares of Luminent common stock we own to the holders of our common stock, subject to certain conditions including our receipt of a favorable tax ruling, board approval as well as market conditions.

     A registration statement relating to Luminent's common stock has been filed with the Securities and Exchange Commission by Luminent but has not yet become effective. Those Luminent securities may not be sold nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This announcement does not constitute an offer to sell or the solicitation of an offer to buy. There will not be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

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                                  RISK FACTORS

     This prospectus contains or incorporates forward-looking statements. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions, whether in the negative or affirmative. Although we believe that these forward-looking statements reflect our plans, intentions, and expectations reasonably, we can give no assurance that we actually will achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have put in the cautionary statements below that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

WE HAVE INCURRED A NET LOSS IN THE SIX MONTHS ENDED JUNE 30, 2000 PRIMARILY AS A RESULT OF THE FOCI ACQUISITION. AS A RESULT OF THAT ACQUISITION AND OTHERS AND ADDITIONAL DEFERRED COMPENSATION CHARGES, WE EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE.

     We reported a net loss of $33.6 million for the six months ended June 30, 2000. The net loss was primarily due to amortization of goodwill and deferred stock compensation related to the FOCI acquisition. Between July 1 and August 1, 2000, we completed additional acquisitions, including the acquisitions of OIC, QOI and Astroterra. We expect to record amortization of goodwill charges of approximately $21.0 in the three months ending September 30, 2000 and deferred compensation expenses of $13.7 million in the three months ending September 30, 2000. We also expect to incur substantial charges for goodwill amortization and deferred compensation expenses in connection with the Astroterra acquisition, the amount of which has not yet been determined.

     In July 2000, we and our wholly-owned subsidiary, Luminent, Inc. entered into four year employment agreements with Luminent's President and Chief Executive Officer and Vice President of Finance and Chief Financial Officer. The agreements provide for annual salaries, performance bonuses and combinations of stock options to purchase shares of the Company's common stock and Luminent's common stock. The options to purchase the Company's common stock are immediately exercisable and are expected to result in deferred compensation charges of $2.4 million during the three months ending September 30, 2000. The options to purchase Luminent's common stock vest over four years. The options granted by Luminent to its Chief Executive Officer and Chief Financial Officer represent the right to purchase the number of shares of Luminent common stock equal to 3.5% of the outstanding capital stock of Luminent reflected on a fully diluted basis immediately prior to its initial public offering at an exercise price per share equal to lower of (a) the amount determined by dividing one billion dollars by the number of Luminent shares outstanding prior to the IPO reflected on a fully diluted basis or (b) 60% of the low end of the filing range for Luminent's common stock as initially filed with the Securities and Exchange Commission. We will incur deferred stock compensation expenses relating to these options in an amount to be determined once the number of shares underlying the options, the exercise price of the option and the initial public offering price of the Luminent shares are known. The deferred compensation expense will be amortized through 2004

OUR PERFORMANCE MAY BE MATERIALLY ADVERSELY AFFECTED BY TECHNOLOGICAL CHANGES AND PRODUCT DEVELOPMENT DELAYS.

     We are engaged in the design and development of devices for the computer networking, telecommunications and fiber optic communication industries. As with any new technologies, there are substantial risks that the marketplace may not accept our new products. Market acceptance of our products will depend, in large part, upon our ability to demonstrate performance and cost advantages and cost-effectiveness of our products over competing products and the success of our and our customers' sales efforts. We can give no assurance that we will be able to continue to market our technology successfully, or that any of our current products will continue to, or that our future products will, be accepted in the marketplace. Moreover, the computer networking, telecommunications and fiber optic communication industries are characterized by rapidly changing technology, evolving industry standards and frequent new
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product introductions, any of which could render our existing products obsolete.
Our success will depend upon our ability to enhance existing products and to introduce new products to meet changing customer requirements and emerging industry standards. We are and will be required to devote continued efforts and financial resources to develop and enhance our existing products and conduct research to develop new products. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation. It also requires the accurate anticipation of technological and market trends. We can give no assurance that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis. Nor can we give assurances that new products we introduce will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Furthermore, from time to time, we may announce new products or product enhancements, capabilities or technologies that have the potential to replace or shorten the life cycle of our existing product offerings. This may cause customers to defer purchasing our existing products or cause customers to return products to us.

DEFECTS IN OUR PRODUCT RESULTING FROM THEIR COMPLEXITY OR OTHERWISE COULD HURT OUR FINANCIAL PERFORMANCE.

     Complex products, such as those we offer, may contain undetected software or hardware errors when we first introduce them or when we release new versions. The occurrence of such errors in the future, and our inability to correct such errors quickly or at all, could result in the delay or loss of market acceptance of our products. It could also result in material warranty expense, diversion of engineering and other resources from our product development efforts and the loss of credibility with our customers, system integrators and end users. Any of these or other eventualities resulting from defects in our products could have a material adverse effect on our business, operating results and financial condition.

OUR GROWTH RATE MAY BE LOWER THAN HISTORICAL LEVELS AND OUR RESULTS COULD FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

     Our revenues may grow at a slower rate in the future than we have experienced in previous periods and, on a quarter-to-quarter basis, our growth in revenue may be significantly lower than our historical quarterly growth rates. Our operating results for a particular quarter are extremely difficult to predict. Our revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors such as

     - the cancellation or postponement of orders,

     - the timing and amount of significant orders from our largest customers,

     - our success in developing, introducing and shipping product enhancements and new products,

     - the mix of products we sell,

     - adverse effects to our financial statements resulting from, or necessitated by, past and future acquisitions,

     - new product introductions by our competitors,

     - pricing actions by us or our competitors,

     - the timing of delivery and availability of components from suppliers,

     - changes in material costs, and

     - general economic conditions.

Moreover, the volume and timing of orders we receive during a quarter are difficult to forecast. From time to time, our customers encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may cancel or reschedule shipments previously ordered from us. Our expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular

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quarter do not meet expectations, our operating results could be materially adversely affected. Furthermore, in certain instances, sales cycles are becoming longer and more uncertain as we bid on larger projects. As a result, we are finding it more difficult to predict the timing of the awards of contracts and the actual placement of orders stemming from awards. We can give no assurance that these factors or others, such as those discussed below regarding the risks we face from our international operations or the risks discussed immediately below, would not cause future fluctuations in operating results. Further, there can be no assurance that we will be able to continue profitable operations.

THE PRICES OF OUR SHARES HAVE BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE.

     Historically, the market price of our shares has been extremely volatile. The market price of our common stock is likely to continue to be highly volatile and could be significantly affected by factors such as

     - actual or anticipated fluctuations in our operating results,

     - announcements of technological innovations or new product introductions by us or our competitors,

     - changes of estimates of our future operating results by securities analysts,

     - developments with respect to patents, copyrights or proprietary rights, and

     - general market conditions and other factors.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. These broad market fluctuations may adversely affect the market price of our common stock. For example, during the period of less than 30 days from March 7, 2000 to April 4, 2000, our stock price (adjusted for a two-for-one stock split effective on May 11, 2000) ranged from a high of $96.94 to a low of $30. In addition, it is possible that in a future fiscal quarter, our results of operations will fail to meet the expectations of securities analysts or investors and, in such event, the market price of our common stock would be materially adversely affected. For example, as a result of weaker than anticipated demand for our networking products, especially in Europe, and delays in transitions to next generation, higher margin, networking products, in August 1998, we announced that we expected operating results in the third quarter of 1998 to be adversely affected. Following that announcement, the market price of our common stock dropped substantially. Similarly, in February 1999, following our release of fourth quarter and 1998 financial results, we announced that we did not expect revenues in the first quarter of 1999 to be as strong as revenues reported for the fourth quarter of 1998. Following that announcement, the market price of our stock again dropped significantly. See the section of this prospectus captioned "Price Range of Common Stock" below.

OUR STOCK PRICE MIGHT SUFFER AS A CONSEQUENCE OF OUR INVESTMENTS IN AFFILIATES.

     We have created several start-up companies and formed independent business units in the optical technology and Internet infrastructure areas. We account for these investments in affiliates according to the equity or cost methods as required by accounting principles generally accepted in the United States. The market value of these investments may vary materially from the amounts shown as a result of business events specific to these entities or their competitors or market conditions. Actual or perceived changes in the market value of these investments could have a material impact on our share price and in addition could contribute significantly to volatility of our share price.

OUR BUSINESS IS INTENSELY COMPETITIVE AND THE EVIDENT TREND OF CONSOLIDATIONS IN OUR INDUSTRY COULD MAKE IT MORE SO.

     The markets for fiber optic components and networking products are intensely competitive and subject to frequent product introductions with improved price/performance characteristics, rapid technological change and the continual emergence of new industry standards. We compete and will compete with

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numerous types of companies including companies that have been established for many years and have considerably greater financial, marketing, technical, human and other resources, as well as greater name recognition and a larger installed customer base, than we do. This may give such competitors certain advantages, including the ability to negotiate lower prices on raw materials and components than those available to us. In addition, many of our large competitors offer customers broader product lines, which provide more comprehensive solutions than our current offerings. We expect that other companies will also enter markets in which we compete. Increased competition could result in significant price competition, reduced profit margins or loss of market share. We can give no assurance that we will be able to compete successfully with existing or future competitors or that the competitive pressures we face will not materially and adversely affect our business, operating results and financial condition. In particular, we expect that prices on many of our products will continue to decrease in the future and that the pace and magnitude of such price decreases may have an adverse impact on our results of operations or financial condition.

     There has been a trend toward industry consolidation for several years. We expect this trend toward industry consolidation to continue as companies attempt to strengthen or hold their market positions in an evolving industry. We believe that industry consolidation may provide stronger competitors that are better able to compete. This could have a material adverse effect on our business, operating results and financial condition.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

     We have grown rapidly in recent years, with revenues increasing from $39.2 million for the year ended December 31, 1995, to $288.5 million for the year ended December 31, 1999. Our recent growth, both internally and through the acquisitions we have made since January 1, 1995, has placed a significant strain on our financial and management personnel and information systems and controls. As a consequence, we must implement new and enhance existing financial and management information systems and controls and must add and train personnel to operate such systems effectively. Our delay or failure to implement new and enhance existing systems and controls as needed could have a material adverse effect on our results of operations and financial condition in the future. Our intention to continue to pursue a growth strategy can be expected to place even greater pressure on our existing personnel and to compound the need for increased personnel, expanded information systems, and additional financial and administrative control procedures. We can give no assurance that we will be able to successfully manage operations if they continue to expand.

WE FACE RISKS FROM OUR INTERNATIONAL OPERATIONS.

     International sales have become an increasingly important segment of our operations. The following table sets forth the percentage of our total net revenues from sales to customers in foreign countries for the last three years:

              YEAR ENDED                 PERCENT OF TOTAL REVENUE
             DECEMBER 31,                   FROM FOREIGN SALES
             ------------                ------------------------
  1997.................................             60%
  1998.................................             59
  1999.................................             58

We have offices in, and conduct a significant portion of our operations in and from, Israel. We are, therefore, directly influenced by the political and economic conditions affecting Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a substantial downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Sales to foreign customers are subject to government controls and other risks associated with international sales, including difficulties in obtaining export licenses, fluctuations in currency exchange rates, inflation, political instability, trade restrictions and changes in duty rates.

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Although we have not experienced any material difficulties in this regard to date, we can give no assurance that we will not experience material difficulties in the future.

     Our sales are currently denominated in U.S. dollars and to date our business has not been significantly affected by currency fluctuations or inflation. However, as we conduct business in several different countries, fluctuations in currency exchange rates could cause our products to become relatively more expensive in particular countries, leading to a reduction in sales in that country. In addition, inflation or fluctuations in currency exchange rates in such countries could increase our expenses. The Single European Currency (Euro) was introduced on January 1, 1999 with complete transition to this new currency required by January 2002. We have made and expect to continue to make changes to our internal systems in order to accommodate doing business in the Euro. Any delays in our ability to be Euro-compliant could have an adverse impact on our results of operations or financial condition. Due to numerous uncertainties, we cannot reasonably estimate at this time the effects a common currency will have on pricing within the European Union and the resulting impact, if any, on our financial condition or results of operations.

     To date, we have not hedged against currency exchange risks. In the future, we may engage in foreign currency denominated sales or pay material amounts of expenses in foreign currencies and, in such event, may experience gains and losses due to currency fluctuations. Our operating results could be adversely affected by such fluctuations or as a result of inflation in particular countries where material expenses are incurred. Moreover, our operating results could also be adversely affected by seasonality of international sales, which are typically lower in Asia in the first calendar quarter and in Europe in the third calendar quarter. These international factors could have a material adverse effect on future sales of our products to international end users and, consequently, our business, operating results and financial condition.

THE SLOWDOWN IN GROWTH RATES IN OUR INDUSTRY COULD ADVERSELY AFFECT OUR GROWTH.

     Our success is dependent, in part, on the overall growth rate of the networking industry. We can give no assurance that the Internet or the industries that serve it will continue to grow or that the Company will achieve higher growth rates. Our business, operating results or financial condition may be adversely affected by any decrease in industry growth rates. In addition, we can give no assurance that our results in any particular period will fall within the ranges for growth forecast by market researchers.

WE FACE RISKS INVOLVED IN THE MANUFACTURE AND SUPPLY OF CRITICAL COMPONENTS FOR OUR PRODUCTS.

     We outsource the board-level assembly, test and quality control of material, components, subassemblies and systems relating to our networking products to third-party contract manufacturers. Though there are a large number of contract manufacturers that we can use for outsourcing, we have elected to use a limited number of vendors for a significant portion of our board assembly requirements in order to foster consistency in quality of the products. These independent third-party manufacturers also provide the same services to other companies. Risks associated with the use of independent manufacturers include unavailability of or delays in obtaining adequate supplies of products and reduced control of manufacturing quality and production costs. If our contract manufacturers failed to deliver needed components timely, we could face difficulty in obtaining adequate supplies of products from other sources in the near term. We can give no assurance that our third party manufacturers will provide us with adequate supplies of quality products on a timely basis, or at all. While we could outsource with other vendors, a change in vendors may require significant lead-time and may result in shipment delays and expenses. Our inability to obtain such products on a timely basis, the loss of a vendor or a change in the terms and conditions of the outsourcing would have a material adverse effect on our business, operating results and financial condition.

     We rely heavily on our own production capability for critical semiconductor lasers and light emitting diodes used in our products. Because we manufacture these and other key components at our own facility and such components are not readily available from other sources, any interruption of our manufacturing process could have a material adverse effect on our operations. Furthermore, we have a limited number of

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employees dedicated to the operation and maintenance of our wafer fabrication equipment, the loss of any of whom could result in our inability to effectively operate and service such equipment. Wafer fabrication is sensitive to many factors, including variations and impurities in the raw materials, the fabrication process, performance of the manufacturing equipment, defects in the masks used to print circuits on the wafer and the level of contaminants in the manufacturing environment. We can give no assurance that we will be able to maintain acceptable production yields and avoid product shipment delays. In the event adequate production yields are not achieved, resulting in product shipment delays, our business, operating results and financial condition could be materially adversely affected.

WE HAVE SUFFERED ADVERSE FINANCIAL CONSEQUENCES AS A RESULT OF THE XYPLEX ACQUISITION.

     On January 30, 1998, we completed the Xyplex acquisition from Whittaker Corporation. Xyplex is a leading provider of access solutions between enterprise networks and WAN and/or Internet service providers. The purchase price paid to Whittaker consisted of $35 million in cash and three-year warrants to purchase up to 842,804 shares of our common stock at an exercise price of $17.50 per share. In connection with the Xyplex acquisition, we incurred charges of $20.6 million and $15.7 million for purchased technology and restructuring during the year ended December 31, 1998. The charges resulting from the Xyplex acquisition resulted in our incurring a net loss of $20,106,000 or $0.43 per share during the year ended December 31, 1998.

     We originally recorded charges of $30.6 million related to research and development projects in progress at the time of the Xyplex acquisition. Although we reported these charges in our first, second and third quarter results of 1998 in accordance with established accounting practice and valuations of Xyplex' purchased technology in progress provided by independent valuators, we reconsidered these valuations in light of subsequent SEC guidance regarding valuation methodology. Based on this newer valuation methodology, we reduced the value of the purchased technology in progress related to the Xyplex acquisition to $20.6 million and increased the amount of goodwill and other intangibles by $9.9 million. This has resulted in additional charges during 1998 of $759,000 and charges during 1999 of approximately $828,000 for amortization of intangibles, including goodwill, resulting from the Xyplex acquisition charges and will continue to result in annual charges of approximately $828,000 after 1999 as these intangibles are amortized through January 2010.

     Recent actions and comments from the SEC have indicated that the SEC is reviewing the current valuation methodology of purchased in-process research and development related to business combinations. Unlike the case of many other companies, the SEC has not notified us of any plans to review our methodology for valuing purchased in-process research and development. Our action in 1998 to reconsider that valuation of in process research and development related to the Xyplex acquisition was voluntary. We believe we are in compliance with all of the rules and related guidance as they currently exist. However, there can be no assurance that the SEC will not review our accounting for the Xyplex acquisition and seek to apply retroactively new guidance and further reduce the amount of purchased in-process research and development we have expensed. This would result in an additional restatement of our previously filed financial statements and could have a material adverse impact on our financial results for periods subsequent to the acquisition.

FUTURE HARM COULD RESULT FROM ADDITIONAL ACQUISITIONS.

     An important element of our strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability or enhance our technological capabilities.

     Future acquisitions could have a material adverse effect on our business, financial condition and results of operations because of the

     - possible charges to operations for purchased technology and restructuring similar to those incurred in connection with the Xyplex acquisition mentioned above,

     - potentially dilutive issuances of equity securities,

     - incurrence of debt and contingent liabilities;

     - incurrence of amortization expenses related to goodwill and other intangible assets and deferred compensation charges similar to those arising with the acquisitions of FOCI, OIC, QOI and Astroterra mentioned above,

     - difficulties assimilating the acquired operations, technologies and products,

     - diversion of management's attention to other business concerns,

     - risks of entering markets in which we have no or limited prior experience,

     - potential loss of key employees of acquired organizations, and

     - difficulties in honoring commitments made to customers by management of the acquired entity prior to the acquisition.

     We can give no assurance as to whether we can successfully integrate the products, technologies or personnel of any business that we might acquire in the future.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, WE MAY NOT BE ABLE TO COMPETE.

     We rely on a combination of trade secret laws and restrictions on disclosure and patents, copyrights and trademarks to protect our intellectual property rights. We cannot assure you that our pending patent applications will be approved, that any patents that may issue will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such litigation could seriously harm our business.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD BE COSTLY AND SUBJECT US TO SIGNIFICANT LIABILITY.

     From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functioning of products overlaps. In this regard, in March 1999, we received a written notice from Lemelson Foundation Partnership in which Lemelson claimed to have patent rights in our vision and automatic identification operations, which are widely used in the manufacture of electronic assemblies. In April 1999, we received a written notice from Rockwell Corporation in which Rockwell claimed to have patent rights in certain technology related to our metal organic chemical vapor deposition, or MOCVD, processes. In October 1999, we received written notice from Lucent Technologies, Inc. in which Lucent claimed we have violated certain of Lucent's patents falling into the general category of communications technology, with a focus on networking functionality. In October 1999, we received a written notice from Ortel Corporation, which has since been acquired by Lucent, in which Ortel claimed to have patent rights in certain technology related to our triplexer and duplexer products. We are evaluating the patents noted in the letters. Others' patents, including Lemelson's, Rockwell's, Lucent's and Ortel's, may be determined to be valid, or some of our products may ultimately be determined to infringe the Lemelson, Rockwell, Lucent and Ortel patents, or those of other companies. Lemelson, Rockwell, Lucent or Ortel or other companies may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, including Lemelson, Rockwell, Lucent or Ortel, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

     In the future, we may initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY MAY NOT BE AVAILABLE TO US OR MAY BE VERY EXPENSIVE, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

WE ARE DEPENDENT ON CERTAIN MEMBERS OF OUR SENIOR MANAGEMENT.

     We are substantially dependent upon Dr. Shlomo Margalit, our Chairman of the Board of Directors and Chief Technical Officer, and Mr. Noam Lotan, our President and Chief Executive Officer. The loss of the services of either of these officers could have a material adverse effect on us. We have entered into employment agreements with Dr. Margalit and Mr. Lotan and are the beneficiary of key man life insurance policies in the amounts of $1.0 million each on their lives. However, we can give no assurance that the proceeds from these policies will be sufficient to compensate us in the event of the death of any of these individuals, and the policies are not applicable in the event that any of them becomes disabled or is otherwise unable to render services to us.

OUR BUSINESS REQUIRES US TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

     Our ability to develop, manufacture and market our products and our ability to compete with our current and future competitors depends, and will depend, in large part, on our ability to attract and retain qualified personnel. Competition for qualified personnel in the networking and fiber optics industries is intense, and we will be required to compete for such personnel with companies having substantially greater financial and other resources than we do. If we should be unable to attract and retain qualified personnel, our business could be materially adversely affected. We can give no assurance that we will be able to attract and retain qualified personnel.

OUR ABILITY TO ISSUE PREFERRED STOCK COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF COMMON STOCK AND DETER A TAKE-OVER.

     We are authorized to issue up to 1,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by stockholders. The terms of any such series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any such preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sales of shares of common stock by the selling stockholders.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock since our inception. We currently intend to retain all of our earnings, if any, for use in the operation and expansion of our businesses and do not intend to pay any cash dividends to stockholders in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded in the over-the-counter market and has been included in the Nasdaq National Market since February 28, 1994 under the symbol "MRVC." The following table sets forth the high and low closing sale prices of our common stock for the periods indicated as reported by the Nasdaq National Market. The prices have been adjusted to give retroactive effect to the two-for-one stock split effected on May 11, 2000.

                                                               HIGH      LOW
                                                              ------    ------
1998
First Quarter...............................................  $14.50    $10.57
Second Quarter..............................................   14.19      9.69
Third Quarter...............................................   12.00      2.53
Fourth Quarter..............................................    4.53      2.57
1999
First Quarter...............................................  $ 4.94    $ 2.97
Second Quarter..............................................    7.03      2.97
Third Quarter...............................................   12.41      6.32
Fourth Quarter..............................................   32.82      9.72
2000
First Quarter...............................................  $95.25    $25.88
Second Quarter..............................................   67.25     23.44
Third Quarter (through September 6, 2000)...................   80.38     52.13

     At August 22, 2000, we had 3,883 stockholders of record, as indicated on the records of our transfer agent, who held, we believe, for over 13 million beneficial holders. On September 6, 2000, the last sale price of the common stock as reported on The Nasdaq National Market was $68.5625 per share.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of August 14, 2000. The term "selling stockholders" also includes any transferees, pledgees, donees, or other successors in interest to the selling stockholders named in the table below. To the extent that required, we will name any additional selling stockholders in a supplement to this prospectus. Information in the table concerning the selling stockholders and the shares they may offer from time to time hereunder is based on information provided to MRV by such stockholders. Because the selling stockholders may offer all or some of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering, we can give no estimate as to the amount of shares that will be held by the selling stockholders after completion of this offering. Amounts in the table reflect our two-for-one stock split for stockholders of record on May 11, 2000.

                                                                                          PERCENT OF
                                                        NUMBER OF        NUMBER OF        OUTSTANDING
                                                          SHARES        SHARES BEING        SHARES
                                                       BENEFICIALLY      OFFERED BY       TO BE OWNED
                                                      OWNED PRIOR TO    THE SELLING     UPON COMPLETION
            NAME OF SELLING STOCKHOLDER               THIS OFFERING     SHAREHOLDERS      OF OFFERING
            ---------------------------               --------------    ------------    ---------------
Adaptive Broadband Corp.............................     184,921(1)        184,921             *
Adhikari, Prasanna..................................      18,357(1)         18,357             *
Adi Corporation.....................................     228,669(2)        228,669             *
Au Sai Chuen........................................       9,310(3)          9,310             *
Barber, Debbie......................................         754(1)            754             *
Barclay, Micah......................................       5,278(1)          5,278             *
Barrera, Steven.....................................      11,310(1)         11,310             *
Bau, Mehng-Ji.......................................         425(4)            425             *
Bible Children's Trust..............................      22,620(1)         22,620             *
Biological Research Consultants (UK) LTD. ..........      13,518(3)         13,518             *
Bodenheimer, Joseph.................................       2,104(3)          2,104             *
Bravo, Anna.........................................         754(1)            754             *
Casas, John.........................................         754(1)            754             *
Chan, Chih-Cheng....................................         595(4)            595             *
Chan, Ming-Hui......................................       1,105(4)          1,105             *
Chan, Yi-Jen........................................       3,400(4)          3,400             *
Chang, Chien-Cheng..................................      21,032(2)         21,032             *
Chang, Chwan-Yang...................................      38,866(4)         38,866             *
Chang, Fang-Shu.....................................         850(4)            850             *
Chang, Jung-Hua.....................................       4,250(4)          4,250             *
Chang, Min-Li.......................................         170(4)            170             *
Chang, Ray-Ching....................................      99,875(4)         99,875             *
Chang, Tzu-Yin......................................       1,624(2)          1,624             *
Chang, Wen-Kuang....................................       1,700(4)          1,700             *
Chang, Wen-Yuan.....................................       8,514(2)          8,514             *
Chang, Ya-Hui.......................................         170(4)            170             *
Chang, Yung-Kuang...................................       1,624(2)          1,624             *
Charlotte's Networks, Inc...........................   1,000,000(5)      1,000,000             *
Chen Lin, A-Mei.....................................      28,900(4)         28,900             *
Chen, Chi-Chen......................................      42,230(4)         42,230             *
Chen, Chin-Lung.....................................         850(4)            850             *
Chen, Horng-Nian....................................      27,248(4)         27,248             *
Chen, Jenn Nan......................................      11,097(2)         11,097             *
Chen, Jian-Guang....................................      14,450(4)         14,450             *
Chen, Li-Hua........................................         680(4)            680             *

                                                                                          PERCENT OF
                                                        NUMBER OF        NUMBER OF        OUTSTANDING
                                                          SHARES        SHARES BEING        SHARES
                                                       BENEFICIALLY      OFFERED BY       TO BE OWNED
                                                      OWNED PRIOR TO    THE SELLING     UPON COMPLETION
            NAME OF SELLING STOCKHOLDER               THIS OFFERING     SHAREHOLDERS      OF OFFERING
            ---------------------------               --------------    ------------    ---------------
Chen, Shao-Chen.....................................         850(4)            850             *
Chen, Shu Ping......................................       3,692(2)          3,692             *
Chen, Shya-Yu.......................................         170(4)            170             *
Chen, Shyu-Neny.....................................      57,392(4)         57,392             *
Chen, Szu Wen.......................................         162(2)            162             *
Chen, Ta-Tien.......................................       4,330(2)          4,330             *
Chen, Wei-Chih......................................      10,625(4)         10,625             *
Chen, Wei-Wen.......................................      32,300(4)         32,300             *
Chen, Wen-Hsun......................................       3,400(4)          3,400             *
Chen, Yann-Shoou....................................         850(4)            850             *
Cheng, Shu-Chen.....................................       3,400(4)          3,400             *
Cheng, Shu-Wen......................................         850(4)            850             *
Cheng, Tu-Tsui......................................         850(4)            850             *
Chevitarese, Marcus.................................       1,508(1)          1,508             *
Chiang, Cheng-Chung.................................       6,866(2)          6,866             *
Chiang, Cheng-Wei...................................       2,334(2)          2,334             *
Chiang, Peng........................................          85(4)             85             *
Chiang, Wen-Shang...................................      59,336(2)         59,336             *
Chiang, Yi-Chun.....................................         680(4)            680             *
Chiou, Jin-Chern....................................       1,700(4)          1,700             *
Chiu, Chen Mei......................................      18,732(2)         18,732             *
Chiu, Chien-Chia....................................       3,145(4)          3,145             *
Chiu, Ching-Chen....................................          85(4)             85             *
Chiu, Hsiang-Jung...................................       7,663(2)          7,663             *
Chiu, Hsiu-Lien.....................................      14,134(2)         14,134             *
Chiu, Jui-Chun......................................      15,845(4)         15,845             *
Chiu, Kuan Heng.....................................       8,514(2)          8,514             *
Chiu, Szu-Chia......................................       7,663(2)          7,663             *
Chiu, Wei Ming......................................       8,514(2)          8,514             *
Chiu, Yi Ling.......................................       8,514(2)          8,514             *
Chou, Chun-Te.......................................         850(4)            850             *
Chou, Kuo-Chiang....................................       2,165(2)          2,165             *
Chou, Ming-Huang....................................       2,805(4)          2,805             *
Chou, Ming-Huei.....................................       2,805(4)          2,805             *
Chu, Chen-Chung.....................................      46,405(2)         46,405             *
Chu, Fang-Lan.......................................       2,125(4)          2,125             *
Chuang, Zuon-Min....................................      38,965(4)         38,965             *
Chung Chien, Tai-Jung...............................         765(4)            765             *
Dai, Chiao-Chen.....................................         324(2)            324             *
Dai, Shui-Mu........................................         417(2)            417             *
Delta International Holdings, Ltd...................     560,247(4)        560,247             *
Deltron Holding Limited.............................     217,808(4)        217,808             *
Euval Barrekette and Olga Barrekette................       5,880(3)          5,880             *
Fayson, Levon.......................................       1,508(1)          1,508             *
Fishman, Yale.......................................       1,600(3)          1,600             *
Fletcher, L. LeeRoy.................................       1,913(1)          1,913             *
Gabel, Seymour......................................       1,578(3)          1,578             *
GFM -- KOLT L.P.....................................      21,502(3)         21,502             *

                                                                                          PERCENT OF
                                                        NUMBER OF        NUMBER OF        OUTSTANDING
                                                          SHARES        SHARES BEING        SHARES
                                                       BENEFICIALLY      OFFERED BY       TO BE OWNED
                                                      OWNED PRIOR TO    THE SELLING     UPON COMPLETION
            NAME OF SELLING STOCKHOLDER               THIS OFFERING     SHAREHOLDERS      OF OFFERING
            ---------------------------               --------------    ------------    ---------------
Gregson, Wyatt......................................         754(1)            754             *
Hakakha, Harel......................................      22,717(1)         22,717             *
Han, Pei-Fang.......................................       4,250(4)          4,250             *
Hill, Jennifer......................................       2,262(1)          2,262             *
Ho, Jung-Chin.......................................      10,200(4)         10,200             *
Ho, Kuei-Chin.......................................       1,342(2)          1,342             *
Ho, Tsui-Hua........................................         170(4)            170             *
Ho, Yi-Ju...........................................         170(4)            170             *
Ho, Yung-Ching......................................       8,500(4)          8,500             *
Hobbs, Donna........................................       4,381(1)          4,381             *
Hsiao, Su-Hsing.....................................         850(4)            850             *
Hsieh, Chun-Chu.....................................         935(4)            935             *
Hsieh, Hueih-Chir...................................       1,082(2)          1,082             *
Hsieh, Jen-Lu.......................................       1,745(2)          1,745             *
Hsieh, Jui Tan......................................      11,920(2)         11,920             *
Hsieh, Meei-Chir....................................       1,082(2)          1,082             *
Hsu, Chien-Lin......................................         170(4)            170             *
Hsu, Hui-Chen.......................................      11,351(2)         11,351             *
Hsu, Jung-Hsiao.....................................      35,287(4)         35,287             *
Hsu, Su.............................................         487(2)            487             *
Hsu, Wen-Chang......................................       2,550(4)          2,550             *
Hu, Hai-Ro..........................................         170(4)            170             *
Huang, Cheng-Chao...................................      51,000(4)         51,000             *
Huang, Chen-Yu......................................       2,386(4)          2,386             *
Huang, Chuan-Tai....................................     130,796(4)        130,796             *
Huang, Guang-Ming...................................       2,550(4)          2,550             *
Huang, Hui-Ying.....................................       2,550(4)          2,550             *
Huang, Li-Hsuan.....................................         170(4)            170             *
Huang, Ming-Li......................................       5,950(4)          5,950             *
Huang, Ru Pin.......................................       3,158(2)          3,158             *
Huang, Shu-Yuan.....................................       5,950(4)          5,950             *
Huang, Su-Chun......................................       5,525(4)          5,525             *
Huang, Su-Fang......................................       7,415(2)          7,415             *
Huang, Wen Hsi......................................         324(2)            324             *
Huang, Yue-Tzoan....................................         850(4)            850             *
Hung, Hsiu-Ying.....................................       4,266(4)          4,266             *
Hung, I-Sheng.......................................         255(4)            255             *
Hung, Shu-Fen.......................................       5,950(4)          5,950             *
Hwang, Cherng-Jia...................................     216,476(4)(6)     216,476             *
Israel Research and Development Co. LTD. ...........      65,234(3)         65,234             *
Itochu Techno-Science Corporation...................      32,876(3)         32,876             *
Jacobs, Harlan......................................         746(3)            746             *
Jiang, Nan..........................................       2,262(1)          2,262             *
Jones, Rebecca......................................         302(1)            302             *
Jotkowitz, Seymour..................................       3,198(3)          3,198             *
Jow, Ming-Yung......................................      32,855(4)         32,855             *
Jseng, Li-In........................................      10,200(4)         10,200             *
Jsou, Li-Chung......................................      11,050(4)         11,050             *

                                                                                          PERCENT OF
                                                        NUMBER OF        NUMBER OF        OUTSTANDING
                                                          SHARES        SHARES BEING        SHARES
                                                       BENEFICIALLY      OFFERED BY       TO BE OWNED
                                                      OWNED PRIOR TO    THE SELLING     UPON COMPLETION
            NAME OF SELLING STOCKHOLDER               THIS OFFERING     SHAREHOLDERS      OF OFFERING
            ---------------------------               --------------    ------------    ---------------
Juang, His-Sheng....................................      15,945(4)         15,945             *
Kao, Ming-Nan.......................................       5,992(4)          5,992             *
Kim, Isaac..........................................      17,564(1)         17,564             *
Koontz, Joseph......................................      17,590(1)         17,590             *
Korevaar, Eric......................................     491,468(1)        491,468             *
Kun, Mei-Hui........................................         492(4)            492             *
Kuo, Chao-Chung.....................................       1,275(4)          1,275             *
Kuo, Shu-Shien......................................         922(4)            922             *
Lai, Chiu-Yen.......................................      26,745(2)         26,745             *
Lath, Arunabh.......................................       4,826(1)          4,826             *
Lee, Ming-Chu.......................................         850(4)            850             *
Lee, Pai-Hua........................................         270(2)            270             *
Lee, Pei-Ling.......................................         611(4)            611             *
Lee, Ya-Li..........................................      13,430(4)         13,430             *
Lee, Yi-Kuan........................................         170(4)            170             *
Leibowitz, Scott....................................      18,850(1)         18,850             *
Lewis, Freddie......................................       1,508(1)          1,508             *
Li, Fu-Jen..........................................         170(4)            170             *
Liang, Chiu-Yueh....................................       1,700(4)          1,700             *
Liang, Mei-Ling.....................................         170(4)            170             *
Liang, Shao-Preng...................................         835(2)            835             *
Liao, Fang-Mei......................................         850(4)            850             *
Liao, Sheng Kun.....................................         974(2)            974             *
Liau, Wuen-Yi.......................................         628(4)            628             *
Lin, Chen-Kuan......................................       2,550(4)          2,550             *
Lin, Chia-Hsiang....................................         541(2)            541             *
Lin, Chi-Tzaw.......................................         170(4)            170             *
Lin, Chung Show-Fone................................         850(4)            850             *
Lin, Dung-Lou.......................................         170(4)            170             *
Lin, Guei-Shiang....................................         170(4)            170             *
Lin, Hsiao-Chang....................................       1,082(2)          1,082             *
Lin, Hsiao-Mei......................................       2,988(2)          2,988             *
Lin, Hsiao-O........................................         541(2)            541             *
Lin, Hsin-Yi........................................      13,112(2)         13,112             *
Lin, Hui-Min........................................       1,624(2)          1,624             *
Lin, Hwa Min........................................       2,165(2)          2,165             *
Lin, I-Chi..........................................      17,029(2)         17,029             *
Lin, I-Jung.........................................      12,750(4)         12,750             *
Lin, Lih-Ching......................................       5,100(4)          5,100             *
Lin, Li-Hsiang......................................         170(4)            170             *
Lin, Ming Hui.......................................       3,296(2)          3,296             *
Lin, Pei-Wei........................................      12,431(2)         12,431             *
Lin, Ping-Huan......................................      98,600(4)         98,600             *
Lin, Shih-Hung......................................         170(4)            170             *
Lin, Shiow-Hwa......................................     226,191(1)        226,191             *
Lin, Suey-Shyang....................................       2,706(2)          2,706             *
Lin, Tan-Huei.......................................      13,317(2)         13,317             *
Lin, Wei-Ting.......................................       1,172(4)          1,172             *

                                                                                          PERCENT OF
                                                        NUMBER OF        NUMBER OF        OUTSTANDING
                                                          SHARES        SHARES BEING        SHARES
                                                       BENEFICIALLY      OFFERED BY       TO BE OWNED
                                                      OWNED PRIOR TO    THE SELLING     UPON COMPLETION
            NAME OF SELLING STOCKHOLDER               THIS OFFERING     SHAREHOLDERS      OF OFFERING
            ---------------------------               --------------    ------------    ---------------
Lin, Ya-Ping........................................         475(4)            475             *
Lin, Young-Tarng....................................         170(4)            170             *
Liu Family Trust....................................     152,302(1)        152,302             *
Liu, Chia-Hsiang....................................       1,275(4)          1,275             *
Liu, Chia-Hui.......................................         255(4)            255             *
Liu, Chien Yu.......................................       1,624(2)          1,624             *
Liu, Chuang-Yo......................................       1,020(4)          1,020             *
Liu, Chung-Yuh......................................       2,550(4)          2,550             *
Liu, Ellen A. and Sheldon Furst.....................      49,762(1)         49,762             *
Liu, Evan Y. and Donna M. ..........................      49,762(1)         49,762             *
Liu, Jasmine Mo-Li..................................       4,466(2)          4,466             *
Liu, Keh-Shium......................................      38,986(2)(7)      38,986             *
Liu, Laura H. and Kenneth D. Pomerantz..............      49,762(1)         49,762             *
Liu, Li-Yun.........................................       3,643(4)          3,643             *
Liu, Yu-Ching.......................................         680(4)            680             *
Lo Ho, Mei-Fan......................................      38,505(4)         38,505             *
Logicom Holdings Inc................................     121,358(3)        121,358             *
Lu Chiang, Mei-Ying.................................       2,706(2)          2,706             *
Lu, Hsiu-Chen.......................................         170(4)            170             *
Lue, Fun Gyao.......................................       2,165(2)          2,165             *
Luo, Jen-Chih.......................................       1,870(4)          1,870             *
Marie Wolpert Marital Trust.........................      15,632(3)         15,632             *
Martin, Chris.......................................       4,826(1)          4,826             *
Matsueda, Penni.....................................      16,588(1)         16,588             *
Medved, Benjamin....................................      36,820(3)         36,820             *
Medved, David.......................................     590,101(3)(8)     590,101             *
Medved, Harry.......................................      36,820(3)         36,820             *
Medved, Jonathan....................................      37,872(3)         37,872             *
Medved, Michael.....................................      67,264(3)         67,264             *
Medved, Yael Amishav................................     216,796(3)        216,796             *
Mitchell, Mary......................................       3,770(1)          3,770             *
Mo, Jen-Yuan........................................         170(4)            170             *
Moskowitz, Henry & Rose.............................      97,636(3)         97,636             *
Moursund, Carter....................................      17,568(1)         17,568             *
PaineWebber International (UK) Ltd..................       300,085         280,085             *
Palomo, Stephanie...................................       5,278(1)          5,278             *
Pan Overseas Corporation............................     104,884(2)        104,884             *
Pan, Chu-Fen........................................         850(4)            850             *
Pan, Yung-Yuan......................................       1,082(2)          1,082             *
Paul Fan............................................         974(2)            974             *
Peng, Chuan-Hwa.....................................       4,250(4)          4,250             *
Peng, Fei-Lun.......................................         170(4)            170             *
Peng, Kuei-Lin......................................         425(4)            425             *
Peng, Min-Chen......................................      19,413(2)         19,413             *
Peng, Ming-Chih.....................................       1,275(4)          1,275             *
Peng, Sheng-Kan.....................................         162(2)            162             *
Peng, Yi-Chuan......................................         340(4)            340             *
Pon, Chuen-Lan......................................         812(2)            812             *

                                                                                          PERCENT OF
                                                        NUMBER OF        NUMBER OF        OUTSTANDING
                                                          SHARES        SHARES BEING        SHARES
                                                       BENEFICIALLY      OFFERED BY       TO BE OWNED
                                                      OWNED PRIOR TO    THE SELLING     UPON COMPLETION
            NAME OF SELLING STOCKHOLDER               THIS OFFERING     SHAREHOLDERS      OF OFFERING
            ---------------------------               --------------    ------------    ---------------
Pourner, Thom.......................................         754(1)            754             *
Riley, Brian........................................      11,485(1)         11,485             *
Ripley, Rob.........................................       3,016(1)          3,016             *
Rogers, Teresa......................................       1,810(1)          1,810             *
ROM Associates......................................         958(3)            958             *
Schottenstein, Richard..............................       1,316(3)          1,316             *
Schuster, John......................................      45,239(1)         45,239             *
Shek, Alex and Joyce N. Trinh, Trustees or Successor
  Trustees of Maple Summit Living Trust.............       3,016(1)          3,016             *
Shen, Hui-Hwa.......................................         541(2)            541             *
Shen, Yuen..........................................     133,450(4)        133,450             *
Shieh, Han Ping.....................................       2,977(2)          2,977             *
Shih, Chien-Hui.....................................         850(4)            850             *
Shih, Lung-Chuan....................................         170(4)            170             *
Shilo, Nathan Trustee...............................     448,222(3)(9)     448,222             *
Slonim, Igal Trustee................................      25,810(3)(10)     25,810             *
Smith, Christine....................................       5,777(1)          5,777             *
Sonnenschein, Irving & Martha.......................       1,756(3)          1,756             *
Stieger, Ron........................................      19,543(1)         19,543             *
Su, Lih-Ying........................................       8,500(4)          8,500             *
Tai, Hsin-Chia......................................      57,392(4)         57,392             *
Tai, Hsiu-Ju........................................         170(4)            170             *
Tai, Jui-Chih.......................................         458(4)            458             *
Tai, Shu-Yung.......................................         170(4)            170             *
Tailink Venture Corporation.........................       7,551(2)          7,551             *
Taiwan Taffeta Fabric Co., Ltd......................     155,688(4)        155,688             *
Tsai, Chia-Yen......................................       1,886(4)          1,886             *
Tsai, Chun-Chin.....................................         162(2)            162             *
Tsai, Fen-Fang......................................         170(4)            170             *
Tsai, Hsien-Te......................................      26,629(2)         26,629             *
Tsai, Hsuan.........................................       1,700(4)          1,700             *
Tsai, Mei-Hui.......................................         170(4)            170             *
Tsao, Yung-Wen......................................         255(4)            255             *
Tseng, Chien-Cho....................................       1,512(4)          1,512             *
Tseng, Chun-Lin.....................................       1,148(4)          1,148             *
Tseng, Li-Wen.......................................         170(4)            170             *
Tseng, Yung-Chung...................................         798(4)            798             *
Tsou, Pao-Chi.......................................         850(4)            850             *
U.S. Investors Ltd..................................       6,386(3)          6,386             *
Unicycle Corp. .....................................      58,586(3)         58,586             *
Universal Textile Co.,Ltd. .........................     311,248(4)        311,248             *
Villena, Maria......................................       1,508(1)          1,508             *
Waller, Dorris......................................       3,016(1)          3,016             *
Walter, Michelle....................................       9,802(1)          9,802             *
Wang Meng, Chao-Fang................................      16,891(2)         16,891             *
Wang, E-Lin.........................................      19,089(2)         19,089             *
Wang, Fu-Ling.......................................      12,505(2)         12,505             *
Wang, Hsiang-Jui....................................         425(4)            425             *

                                                                                          PERCENT OF
                                                        NUMBER OF        NUMBER OF        OUTSTANDING
                                                          SHARES        SHARES BEING        SHARES
                                                       BENEFICIALLY      OFFERED BY       TO BE OWNED
                                                      OWNED PRIOR TO    THE SELLING     UPON COMPLETION
            NAME OF SELLING STOCKHOLDER               THIS OFFERING     SHAREHOLDERS      OF OFFERING
            ---------------------------               --------------    ------------    ---------------
Wang, Hsiao-Ping....................................       4,250(4)          4,250             *
Wang, Jake..........................................      22,620(1)         22,620             *
Wang, Kristine......................................      22,620(1)         22,620             *
Wang, Mei-Yun.......................................       2,125(4)          2,125             *
Wang, Shou-Yi.......................................      19,975(4)         19,975             *
Wang, Shyne Ling....................................      22,620(1)         22,620             *
Wang, Szu-Ling......................................       5,569(2)          5,569             *
Wang, Wang-Nang.....................................      37,840(2)         37,840             *
Wang, Yi-Hua........................................       1,624(2)          1,624             *
Wang, Yu-Man........................................       3,562(4)          3,562             *
Wei, De-Neng........................................       1,857(2)          1,857             *
Wei, Li-Chung.......................................       2,550(4)          2,550             *
Wei, Te-Hai.........................................         541(2)            541             *
Wen, Chao-Hsin......................................       1,624(2)          1,624             *
Weng, Feng-Tai......................................          85(4)             85             *
Westhill Capital Corporation........................      79,367(1)         79,367             *
Wong, Nicholas......................................       3,770(1)          3,770             *
Wu Shih, Pi-Fen.....................................       4,250(4)          4,250             *
Wu, Chia-Chuan......................................      25,500(4)         25,500             *
Wu, Chia-Jen........................................     101,745(4)        101,745             *
Wu, Chi-Chen........................................         765(4)            765             *
Wu, Chih-Chung......................................         595(4)            595             *
Wu, Chin-Hsuan......................................       8,500(4)          8,500             *
Wu, Da-Hong.........................................       1,902(4)          1,902             *
Wu, Huei-Lan........................................       2,125(4)          2,125             *
Wu, I-Te............................................         170(4)            170             *
Wu, Jiang-Jang......................................       1,700(4)          1,700             *
Wu, Liao Hsiao-Cheng................................      34,000(4)         34,000             *
Wu, Li-Chun.........................................         425(4)            425             *
Wu, Ming-Hsiu.......................................         170(4)            170             *
Wu, Ming-Wei........................................       8,500(4)          8,500             *
Wu, Shiu Yun........................................       3,692(2)          3,692             *
Wuan-Fuh Investment Corp. Ltd.......................      38,040(2)         38,040             *
Wuan-Sun Investment Corp. Ltd.......................      47,170(2)         47,170             *
Wu-Huang, Li-Chin...................................       5,100(4)          5,100             *
Yang, Chien-Cheng...................................         850(4)            850             *
Yang, Chin-Chang....................................       3,805(2)          3,805             *
Yang, Wei...........................................      36,652(4)         36,652             *
Yang, Yen-Ling......................................       2,165(2)          2,165             *
Yang, Yung-Hsieng...................................      17,000(4)         17,000             *
Yea, Yu-Jen.........................................         425(4)            425             *
Yeh, Mei-Huei.......................................       2,452(4)          2,452             *
Yih-Chyuan Investment Corp. Ltd.....................       9,129(2)          9,129             *
Yi-Kang Investment Co. Ltd..........................     155,688(4)        155,688             *
Yu, Hua-Lung........................................       2,055(4)          2,055             *
Zucconi, Donna......................................         754(1)            754             *

---------------
  *  Less than 1%.

 (1) These shares were issued in connection with MRV's acquisition of the outstanding capital stock of Astroterra Corporation from these selling stockholders. In connection with this acquisition, MRV agreed that in the event the price per MRV share paid in consideration for the Astroterra shares were to fall below $63 per share at the time the registration statement of which this Prospectus is part is declared effective by the Securities and Exchange Commission, MRV would issue additional shares pro rata to the Astroterra shareholders to make up the difference in value. If the number of shares of MRV's common stock that MRV has registered for the Astroterra shareholders is less than the actual number required in order to satisfy its obligation to them, MRV will issue additional shares to the Astroterra shareholders (up to a maximum of 502,652 shares) and may either register such additional shares in this registration statement by means of a pre-effective amendment thereto or file a new registration statement to register the additional shares.

 (2) These shares were issued in connection with MRV's acquisition of the outstanding capital stock of Quantum Optech Inc., or QOI, a Taiwan corporation from these selling stockholders. Approximately 40% of the shares listed in the table for each of these stockholders have been placed in escrow (the "QOI Escrowed Shares") to secure indemnification obligations incurred by the QOI shareholders in connection with that acquisition. Up to all of the QOI Escrowed Shares may be returned to MRV to satisfy MRV's claims for indemnification. Up to one-third of the QOI Escrowed Shares (other than those held by the principal employees of QOI) are to be released from the escrow in July 2001 and any QOI Escrowed Shares that are not required to satisfy MRV's indemnity claims are to be released from the escrow in July 2002. Each of these selling shareholders have agreed that they will not, acting as a group with other selling shareholders, sell more than 100,000 shares at one time in any given month. This restriction does not apply if a selling shareholder is selling the shares alone and not in concert in any way with any other of these selling shareholders.

 (3) The shares were issued in connection with MRV's acquisition of the outstanding capital stock of Jolt Ltd. from these selling stockholders. In connection with this acquisition, MRV agreed that in the event the MRV shares paid in consideration for the Jolt shares were to decline in value below $42.5 million (but not less than $31.9 million) at the time the registration statement of which this Prospectus is part is declared effective by the Securities and Exchange Commission, MRV would issue additional shares pro rata to the Jolt shareholders to make up the difference in value. If the number of shares of MRV's common stock that MRV has registered for the Jolt shareholders is less than the actual number required in order to satisfy its obligation to them, MRV will issue additional shares to the Jolt shareholders and may either register such additional shares in this registration statement by means of a pre-effective amendment thereto or file a new registration statement to register the additional shares.

 (4) These shares were issued in connection with MRV's acquisition of approximately 99.9% of the outstanding capital stock of Optronics International Corp., or OIC, a Taiwan corporation from these selling stockholders. Approximately 40% of the shares listed in the table for each of these stockholders have been placed in escrow (the "OIC Escrowed Shares") to secure indemnification obligations incurred by the OIC shareholders in connection with that acquisition. Up to all of the OIC Escrowed Shares may be returned to MRV to satisfy MRV's claims for indemnification. Up to one-third of the OIC Escrowed Shares (other than those held by the principal employees of OIC) are to be released from the escrow in July 2001 and any OIC Escrowed Shares that are not required to satisfy MRV's indemnity claims are to be released from the escrow in July 2002. Each of these selling shareholders have agreed that they will not, acting as a group with other selling shareholders, sell more than 100,000 shares at one time in any given month. This restriction does not apply if a selling shareholder is selling the shares alone and not in concert in any way with any other of these selling shareholders.

 (5) These shares were issued in connection with MRV's investment in Charlotte's Networks, Inc., one of MRV's partner companies. At August 24, 2000, MRV owed approximately 51.8% of the outstanding capital stock of this partner company.

 (6) Includes 32 shares that represent an aggregation of fractional shares issued by MRV in connection with the acquisition of the OIC common stock. Mr. Hwang has agreed to sell these shares for the account of the selling stockholders entitled to them and to distribute the proceeds proportionately.

 (7) Includes 36 shares that represent an aggregation of fractional shares issued by MRV in connection with the acquisition of the QOI common stock. Mr. Liu has agreed to sell these shares for the account of the selling stockholders entitled to them and to distribute the proceeds proportionately.

 (8) Includes 411,523 shares issuable upon exercise of options to purchase MRV's Common Stock at $30.375 per share. These options vest in equal installments of 2.778% per month from May 31, 2000 so long as Dr. Medved remains with Jolt and remain exercisable until May 30, 2005.

 (9) Consists of shares issuable upon exercise of outstanding options issued in favor of employees of Jolt, for which Mr. Shilo serves as Trustee at $2.625 per share. These options vest in equal installments of 1.667% per month from May 31, 2000 and may be exercised by Mr. Shilo on behalf of the respective employees entitled so long as such employee remains with Jolt and remain exercisable until May 30, 2005.

(10) Consists of shares issuable upon exercise of outstanding options and warrants that were issued in substitution for options and warrants of Jolt outstanding at the time of its acquisition by MRV.

     The information concerning the selling stockholders may change from time to time and will be set forth in supplements to this prospectus as required.

     MRV is paying all expenses incident to the registration of the offer and sale of the shares of common stock to the public pursuant to this prospectus other than selling commissions and fees.

     Except as noted above, none of the selling stockholders has had any material relationship with MRV during the past three years.

                              PLAN OF DISTRIBUTION

     We are registering the common stock covered by this prospectus for the selling stockholders. To the extent required, we will identify any additional selling stockholder in a supplement to this prospectus.

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the common stock on The Nasdaq National Market, in the over-the-counter market or in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

     In addition, the selling stockholders may sell some or all of their common stock through:

     - a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

     - purchases by a broker-dealer, as principal, and resale by the broker-dealers for their account; or

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     The selling stockholders may enter into hedging transactions with respect to their shares. For example, the selling stockholders may:

     - enter into transactions involving short sales of the common stock by broker-dealers;

     - sell common stock short themselves and redeliver such shares to close out their short positions;

     - enter into option or other types of transactions that require the selling stockholders to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

     - loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of the Securities Act of 1933. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the Securities Act of 1933. If the selling stockholders or any broker-dealers qualify as "underwriters," they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     In addition to selling their common stock under this prospectus, the selling stockholders may:

     - to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933;

     - transfer their common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

     - sell their common stock under Rule 144 of the Securities Act of 1933 rather than under this prospectus, if the transaction meets the requirements of Rule 144.

     When a particular offering is made, if required, we will distribute to you a prospectus supplement. This supplement will set forth the names of the selling stockholders, the aggregate amount and type of shares being offered, the number of such shares owned before and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Any underwriters, brokers, dealers or agents who participate in any sale of the shares may also perform services for our affiliates or us.

     All expenses of the registration of the shares will be paid by us, including, without limitation, all registration and filing fees, printing expenses, expenses of compliance with blue sky laws, fees and disbursements of our counsel and expenses of any audits incidental to this registration. The selling stockholders will pay expenses related to any sales commissions or underwriting discounts and fees and expenses of their counsel incurred in connection with the sale of shares through this prospectus.

     We have agreed to indemnify the selling stockholders who acquired their shares in connection with our acquisition of the capital stock Astroterra Corporation against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby has been passed upon for MRV by Kirkpatrick & Lockhart LLP, Beverly Hills, California.

                                    EXPERTS

     The financial statements and schedule of MRV Communications, Inc. included in its Form 10-K, as amended by its Form 10-K/A for the year ended December 31, 1999, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Fiber Optic Communications, Inc. and Optronics International Corp. included in MRV's Form 8-K/A dated July 7, 2000 and Form 8-K dated August 3, 2000, incorporated by reference into this registration statement to the extent and for the periods indicated in their reports, have been audited by T N Soong & Co., a Member Firm of Andersen Worldwide, SC, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.